Filed by Liberty Media Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporation: Liberty Media Corporation
Commission File No.: 001-16615
Subject Corporation: Liberty Media Holding Corporation
Securities Act Registration File No.: 333-132452

Dear Fellow Shareholders

        Liberty Media has a history of working to maximize the value of our shares. We are pleased to report that 2005 was another active year during which we delivered numerous operational accomplishments and continued to drive shareholder value. Our large operating businesses turned in good performances, and we completed the distribution of Discovery Holding Company. In November, we also announced our plan to create tracking stocks for our interactive and capital assets.

        In 2005, we continued to execute our strategies to maximize the long-term value of our shares. As we have outlined in the past, these strategies include:

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  Owning businesses with strong organic growth potential;

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  Making timely acquisitions that enable us to enhance our growth prospects and create new business lines;

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  Actively managing our capital structure; and

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  Disaggregating businesses.

        Although we did not realize the share price growth we had hoped to during the year, our focus on these initiatives yielded important progress. As a result, we believe that Liberty is well positioned to unlock value and generate strong returns for our shareholders in 2006 and beyond.

Operating Performance

        QVC, Inc. QVC is the global leader in televised home shopping, and 2005 was another record year. QVC produced 14% revenue growth and a 16% increase in operating cash flow (OCF1), reflecting strong performance in all of its markets and across all product categories. Consolidated revenue totaled $6.5 billion for the year, while operating cash flow exceeded $1.4 billion. Domestic revenue increased 12% for the year to $4.6 billion, and domestic operating cash flow grew 11% to $1.1 billion. The international businesses, which include operations in the United Kingdom, Germany and Japan, continued to produce excellent results. While currency movements negatively influenced 2005 results, the international business still delivered revenue of $1.9 billion, representing a 20% growth rate, and operating cash flow of $338 million, a 34% increase compared with 2004. QVC.com accounted for 18% of domestic revenue in 2005, and our websites generated approximately 16% of consolidated revenue, representing a continuing shift in consumer behavior and a powerful sales outlet for the company. We believe online revenue will continue to grow as a percent of total sales and will remain a key strategic focus going forward.

        During 2005, QVC aired more than 31,000 unique products and shipped more than 115 million units to 7.4 million customers in the United States. This scale demonstrates the breadth of QVC's television presence and the depth of its customer relationships. For 20 years, the company has built its reputation as a retailer offering high-quality merchandise at reasonable prices, while providing excellent customer service. These efforts have created a loyal and growing customer base that values QVC's owned brands and the many leading third-party brands and designers the channel offers. The company has strong growth prospects, and we intend to pursue continued domestic growth, the expansion of QVC's online presence, vertical integration and international expansion. These growth prospects position QVC as the centerpiece of our new Liberty Interactive tracking stock, which we expect to begin trading this spring.

        Another important development during 2005 was the announcement by Doug Briggs, one of QVC's original employees and Chief Executive Officer since 1992, of his plan to retire. Doug has had a highly successful tenure at QVC, and we are deeply indebted to him for his years of strong stewardship. In October, we appointed Doug's successor, Michael George, as QVC's new President and Chief Executive Officer. Michael shares QVC's philosophy of customer respect, and he brings many years of retail experience, including e-commerce expertise, from McKinsey and Dell. We are pleased to welcome Michael to the Liberty family and look forward to his leadership of QVC in the coming years.

        Starz Entertainment Group LLC (SEG) SEG is a leading provider of premium movie networks and programming distributed primarily via cable systems and direct broadcast satellite systems in the United States. SEG has 14.1 million subscribers to its Starz service and 25.8 million subscribers to Encore. In 2005, SEG revenue grew 4 percent to $1 billion, due primarily to subscriber growth. Also during the year, SEG entered into a new affiliation agreement with Comcast, the largest cable affiliate for Starz and Encore movies. Under the new agreement, Comcast will carry Encore and the Thematic Multiplex channels through September 2009, and Starz through December 2012.

        SEG remains focused on driving growth by capitalizing on the Internet distribution rights it has acquired on all of its first-run movie titles and on approximately 80% of its library titles. In 2004, SEG launched Starz Ticket, making it the first company to offer a subscription-based movie download service. In January 2006, at the Consumer Electronics Show in Las Vegas, Starz announced the relaunch of its IP content distribution business under the brand name Vongo. Subscribers to Vongo will have access to unlimited downloads of the more than 1,000 movies and other content that are available in the Starz distribution window at any given time. SEG believes that this new service will be popular among subscribers and will drive incremental revenue growth opportunities for the company. With this in mind, SEG plans to enhance Vongo through the addition of new content.

        As expected, 2005 was another year of unusually high programming cost increases for SEG, with these costs rising 18 percent. We believe that in 2006 programming costs will rise by a substantially lower rate, perhaps in the mid-single digit range. However, this reduction in programming cost growth will be largely offset by fees associated with the launch and marketing of Vongo. We are optimistic about the prospects for Vongo and confident in the continued popularity of the SEG networks among consumers and believe that the company will grow revenue and OCF in 2007.

        Other Liberty Businesses On August 9, 2005, InterActiveCorp (IAC) completed the spin-off of its subsidiary, Expedia, Inc. We received one share of Expedia for each share of IAC that we owned. We believe that both IAC and Expedia are taking necessary actions to manage their balance sheets in order to drive improved leveraged equity returns.

        On Command, our wholly owned subsidiary, reported $52 million of OCF in a very competitive market. Our equity affiliate, CourtTV, continued its strong performance, delivering revenue growth of 15% to $255 million and posting OCF growth of 10% to $57 million. Our 89%-owned subsidiary, TruePosition, continued its rapid deployment of location networks for Cingular and T-Mobile USA, and began exploring opportunities to offer a series of customer-facing, location-based services. WildBlue, our provider of broadband Internet service, officially offered its service for consumer use in 2005. The company has had very positive initial response, and as of March 2006, it had 40,000 subscribers. WildBlue recently announced $218 million of additional financing commitments and developed plans to launch a second satellite later this year.

        Our newest wholly owned subsidiary, Provide Commerce, which we acquired in early 2006, is delivering steady performance for its current fiscal year, which began in June 2005. Provide's business typically peaks in the second half of its fiscal year, when the two largest flower-buying holidays, Valentine's Day and Mother's Day, occur. For the first six months of fiscal year 2006, Provide reported 30% revenue growth. In addition, Provide's early reports indicate that orders during the crucial month of February 2006 increased by between 25% and 30%, signaling the potential for an excellent full fiscal year for this business.

Acquisitions and Investments

        Liberty seeks to grow primarily through development of its existing businesses, supported by investments and acquisitions that complement and enhance those businesses. When reviewing acquisition candidates, we focus on identifying businesses with attractive characteristics, including strong management, high growth, predictable revenue and cash flow streams, and favorable tax attributes. In 2005, we had another active year of reviewing acquisition and investment opportunities. We believe we made some very attractive deals that meet our objectives and support our ongoing strategies for both the Liberty Capital Group and the Liberty Interactive Group.

        In November, we announced an agreement to purchase 51% of FUN Technologies, Inc., an industry leader in casual, skill and fantasy sports games. FUN has a number of compelling attributes, including a proven management team and a well-established presence in the rapidly growing skill games arena. Moreover, FUN's business addresses a demographic we understand well through our QVC, Court TV and GSN affiliates. We believe that FUN and GSN, the network for games, are highly complementary, and we plan to work with the FUN management team to cross-promote them by leveraging the power of GSN's video presence to drive the growth of FUN. This transaction closed in March 2006, and our investment in FUN will be attributed to Liberty Capital.

        In December, we signed an agreement to acquire 100% of Provide Commerce. Provide operates an e-commerce marketplace of websites for perishable goods and offers a unique value proposition by delivering flowers directly from the grower to the consumer. We acquired Provide at what we believe was a reasonable valuation, and we are pleased that Provide's seasoned and successful management team will continue to operate the business going forward. Our plan is to promote Provide's brands on QVC during the periods of highest demand for flowers. We believe that this strategy will provide an efficient and cost-effective way to enhance Provide's already impressive growth rate. The Provide Commerce acquisition closed in February 2006, and the company will be attributed to Liberty Interactive.

        In January 2006, we announced our first foray into the rapidly growing mobile media market through our investment in Mobile Streams, a leading provider of music, comedy and entertainment to handsets and other wireless devices. Also in January, we announced an investment in Sling Media, the developer of the Slingbox™, a device that enables users to watch their living room TV programming on their laptop or wireless device from any location. These investments are examples of the many exciting new areas we are exploring within Liberty Capital. As we move ahead, we are continuing to review numerous potential acquisitions, and we are seeking to invest in additional businesses that meet our strategic objectives.

Capital Structure and Liquidity

        Liberty's capital structure remains strong and will provide added flexibility to make such investments upon the issuance of Liberty Capital stock and Liberty Interactive stock. At December 31, 2005, we had $2.3 billion of cash and marketable securities and $7.5 billion of non-strategic cost investments, including related derivatives. Additionally, we hold $11.8 billion of News Corp, IAC and Expedia, Inc. common stock.

        During 2005, we completed our debt reduction program, retiring slightly more than $1.7 billion of parent company debt. Since inception of this program in late 2003, we have retired $4.43 billion of parent and subsidiary debt, net of $800 million of borrowings under the QVC credit facility. In March 2006, we announced a refinancing of the QVC credit facility to increase our borrowing capacity under that facility from $2 billion to $3.5 billion. The face value of our total debt at year end was slightly less than $10 billion. We are confident in our ability to meet our interest and principal obligations under the terms of our debt, and believe we have significant financial flexibility to pursue our strategic objectives.

Disaggregation

        Disaggregation was introduced as a Liberty strategy in 2004, and it has served the company and its shareholders well since that time. Our first major disaggregation initiative was the spin-off of Liberty Media International (LMI) to our shareholders. LMI subsequently merged with UnitedGlobalCom to form what is today Liberty Global.

        In July 2005, we completed the spin-off of Discovery Holding Company (DHC) which included Liberty's 50% interest in Discovery Communications, as well as that of our wholly owned subsidiary, Ascent Media Group, to our shareholders. Our objective in this transaction was to create a separate public company that would be primarily focused on providing non-fiction television around the world. We remain confident that this new structure will enable the equity markets to value this business properly, a factor that will in turn give DHC greater flexibility to grow.

        We believe that the LMI and DHC transactions generated benefits for Liberty shareholders, both by further simplifying Liberty and by setting the stage for the spun-off assets to develop and grow. It is in recognition of these advantages that we have decided to create the Liberty Capital and Liberty Interactive tracking stocks.

The Case for Creating Liberty Capital and Liberty Interactive

        The assets that comprise Liberty today are the successor assets of investments made or enabled by being associated with Tele-Communications, Inc. (TCI), once the nation's largest cable television company. TCI's scale, market power and steady investment in synergistic assets—including Discovery, Starz, Turner, BET, Teleport, @Home, Sprint PCS, General Instrument, international cable television, QVC, IAC and numerous others—together evolved into the current mix of Liberty assets. When TCI was merged into AT&T, it was believed that this synergistic, market power focus would be intensified, as Liberty became a tracking stock of AT&T, with inter-company agreements established to pursue mutual opportunities. We did not anticipate that AT&T would encounter the difficulties it did so soon after the merger. Thus, Liberty lost its best ally in developing existing or new businesses. In 2001, approximately two and a half years after AT&T and TCI merged, Liberty was spun off as a separate public company.

        In March 2000, we correctly realized that the stock market bubble was nearing its bursting point, and we set out to hedge our investment positions that were most at risk. While contractual and regulatory restrictions limited what we could accomplish, we were successful in protecting the value of many of our positions. Nonetheless, the businesses that comprised Liberty in 2000—namely, Liberty

Media Corporation, Discovery Holding Company and Liberty Global—today have a combined market capitalization of $37 billion, well below their peak of approximately $80 billion in 2000. While we think that the peak market capitalization we attained in 2000 was unrealistic for that time, we also believe the combined value of $37 billion today is too low.

        Without the TCI distribution market power to drive some businesses, we responded by merging some of our businesses into other entities, taking equity to defer taxes and maximize price. We then hedged the equity, thereby providing downside protection, but also limiting the upside on many of our investment positions. The weak performance of "old media" exacerbated this muted value, and Liberty's stock price performance has suffered.

        As we discussed earlier in this letter, in 2004 we employed a disaggregation strategy to focus and consolidate. After completing the spin-offs of Liberty Media International and Discovery Holding Company, we are left to focus on the remaining Liberty assets. On a "static" basis, we regard ourselves as undervalued, trading somewhere around 70% of the value of our combined parts. There are many theories to explain this discount, including complexity, diversity, holding company concerns, the absence of tax basis in a number of our assets, and our holding of several large public equity positions. All of these possibilities underscore the same point we have emphasized in the past—that we need to help the investment and analyst communities to focus their attention on the underlying value of our assets. We believe that the most effective way to do this is to create a tracking stock structure that attributes our assets to two groups, Liberty Capital and Liberty Interactive.

        In defining the tracking stock groups, we decided to focus on our largest operating business and highest performer, QVC. With dominant share in video commerce, exceptional free cash flow, and substantial international and e-commerce growth potential, we believe a well-positioned "interactive" vehicle can achieve a high multiple that fully reflects its intrinsic value. This currency can then be used opportunistically to consolidate in the interactive space. IAC and Expedia seem to fit within the interactive group, sharing potentially similar strategies and leveraged earnings growth potential. We believe this group, leveraged at three to four times net debt, presents an attractive investment vehicle.

        Conventional wisdom is that the current Liberty discount will be largely transferred to Liberty Capital due to its complexity, passive equity positions, lack of tax basis and holding company discount. If this proves true, we may shrink the equity of Liberty Capital. Nonetheless, Liberty Capital will need to trade out of many of its passive equity positions and acquire new businesses or expand its existing businesses. The redeployment of this large equity base represents the greatest opportunity to re-direct the Liberty Capital Group.

        We believe this strategy gives us significant flexibility in capital structure and investment opportunities. We believe that it puts us in a good position to simplify Liberty Capital and create new avenues for growth, while expanding Liberty Interactive through organic growth, strategic acquisitions and business development. While we are focusing on this growth, we believe we will be in a much stronger position to actively manage the balance sheets of both groups. This should enable us to fund their growth initiatives while repurchasing equity at prices and under circumstances we deem appropriate.

2006 and Beyond

        In August 2005, Dob Bennett, one of Liberty's original employees, announced his plan to step down from his longtime role of President and Chief Executive Officer. We are pleased that Dob will continue on the Liberty team in a strategic capacity and as a member of our board. Greg Maffei joined us in November 2005 and became Chief Executive Officer on March 1st. Greg previously served as Chief Financial Officer of Microsoft, Chief Executive Officer of 360networks, and Co-President of Oracle.

        We both feel confident that the steps we are taking today to create financial flexibility and simplify Liberty Media will drive enhanced shareholder value in the future. We are committed as your fellow shareholders to ensuring continued strong operating performance while making the structural changes necessary to unlock shareholder value and drive increasingly strong financial performance.

        We trust that you have—as we do—a broad sense of the scale of the opportunity today at Liberty. As we move ahead to leverage that opportunity, we thank you for your continued support of Liberty Media Corporation.

Very truly yours,

Gregory B. Maffei President and Chief Executive Officer	John C. Malone Chairman of the Board

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Liberty defines operating cash flow (OCF) as revenue less cost of sales; operating expenses; and selling, general and administrative expenses (excluding stock and other equity-based compensation). OCF, as defined by Liberty, excludes depreciation and amortization, stock and other equity-based compensation and restructuring and impairment charges that are included in the measurement of operating income pursuant to U.S. generally accepted accounting principles (GAAP). Liberty believes OCF is an important indicator of the operational strength and performance of its businesses, including the ability to service debt and fund capital expenditures. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Because OCF is used as a measure of operating performance, Liberty views operating income as the most directly comparable GAAP measure. OCF is not meant to replace or supersede operating income or any other GAAP measure, but rather to supplement the information to present investors with the same information as Liberty's management considers in assessing the results of operations and performance of its assets. Please see footnote 18 to our accompanying consolidated financial statements for a reconciliation of OCF to earnings (loss) before income taxes and minority interest.